ROBERT BRANTL, ESQ
                              322 4th Street
                           Brooklyn, NY   11215
                               718-768-6045



                                               February 28, 2006

Via EDGAR
Jorge L. Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: National Energy Services Company, Inc.
         File No. 0-50089
         Form 10-KSB for the year ended October 31, 2004
         Forms 10-QSB for the quarters ended January 31, 2005,
         April 30, 2005 and July 31, 2005
         --------------------------------


Dear Mr. Bonilla:

	I am writing in response to your letter to John A. Grillo dated January 17, 2006. The Staff's comments that were set forth in your letter are repeated below in bold italics.

General
-------

        1.  PLEASE FILE ON EDGAR ALL THE SUPPLEMENTAL MATERIAL PROVIDED.

	1. The supplemental material filed by National Energy with its response letter on November 17, 2005 consisted of the forms of contract that National Energy enters into with its customers and financing companies and financial analysis of the relationships that are created by those contracts.
 If the material were to be filed on EDGAR, it would have to be severely redacted to protect National Energy's trade secrets and competitively advantageous information concerning its business practices. A request for confidentiality under FOIA would be filed simultaneously. As a result, the documents available to the public on EDGAR would have little or no information useful to an investor, as the financial details of National Energy's relationships would have to be redacted.

	Under these circumstances, the filing of the entirety of National Energy's supplemental material does not appear to be a useful procedure.
If, however, the Staff determines that some or all of the material should be filed, notwithstanding the need to redact it for confidentiality purposes, National Energy will make the requested filings.

Form 10-KSB
-----------
Note 2 Summary of Significant Accounting Principles
--------------------------------------------------
Revenue Recognition, page F-9
-----------------------------

        2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT ONE AND WILL MONITOR YOUR AMENDMENT TO FORM 10-KSB FOR COMPLIANCE.

	2. The text filed in response to prior comment one appears on page F-8 of the 2005 Form 10-KSB.

        3. YOUR RESPONSE TO OUR PRIOR COMMENT THREE DOES NOT ADDRESS COMPLETELY OUR REQUEST FOR ADDITIONAL INFORMATION. WE NOTE THAT YOU ONLY ADDRESSED THE INDICATORS OF GROSS REPORTING OF EITF 99-19. PLEASE TELL US HOW YOU APPLIED EACH INDICATOR OF NET REPORTING AS WELL AND HOW YOU DETERMINED THAT YOU WERE NOT AN AGENT OF THE SUPPLIER BASED ON THE GUIDANCE OF THIS STANDARD.

	3. EITF 99-19 sets forth eight "indicators of gross revenue reporting" and three "indicators of net revenue reporting." National Energy applied each indicator of both gross reporting and net reporting to reach its determination - set forth on page F-9 of the 2005 10-KSB - that it should report revenue on a gross basis.

	National Energy's analysis, by reference to the specific factors itemized in 99-19, was the following:

	Equipment Sales

	Indicators of Gross Reporting:

	a. The company is the primary obligor in the arrangement. (Factor always present.)

	b.  The company has general inventory risk.  (Factor always present)

	c. The company has latitude in establishing price. (Factor always present)

	d. The company changes the product or performs part of the service. (Factor not always present)

	e. The company has discretion in supplier selection. (Factor always present)

	f. The company is involved in the determination of product or service specifications. (Factor always present.)

	g. The company has physical loss inventory risk. (Factor usually present).

	h.  The company has credit risk.  (Factor always present.)

	Indicators of Net Reporting:

	a. The supplier (not the company) is the primary obligor. (Factor never present.)

	b.  The amount the company earns is fixed.  (Factor never present.)

	c. The supplier (and not the company) has the credit risk. (Factor never present.)

	Because the preponderance of factors indicating gross reporting are present in the Company's equipment sales, and none of the factors indicating net reporting are present, National Energy reports equipment sales on a gross basis.

	Management Revenue and Energy Management Revenue

	Both of these categories of revenue represent fees invoiced by National Energy for services provided directly by National Energy. Accordingly, the gross vs. net issue is not present.

	Energy Sales

	National Energy had no revenue from energy sales in fiscal year 2005 and immaterial revenue from energy sales in fiscal year 2004.

        4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT FOUR AND WILL MONITOR YOUR AMENDMENT TO FORM 10-KSB FOR CLARIFICATION IN THE DISCLOSURE RELATING TO THE STATUS OF EITF 99-19.

	4. The amended discussion of EITF 99-19 appears on page F-9 of the 2005 Form 10-KSB.

        5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT SIX AND WILL MONITOR YOUR AMENDMENT TO FORM 10-KSB FOR CLARIFICATION OF YOUR REVENUE RECOGNITION POLICY RELATING TO EQUIPMENT SALES.

	5. The revised explanation of National Energy's revenue recognition policy relating to equipment sales is set forth at pages F-8 and F-9 of the 2005 10-KSB. In addition, Note 14 has been added at page F-17 of the 2005 10-KSB regarding the financing provided by Charter.

        6. PLEASE REFER TO THE ENERGY SERVICE AGREEMENT (SUPPLEMENTAL MATERIAL) PROVIDED IN RESPONSE TO COMMENT SIX. WE NOTE THAT YOU GUARANTEE A FIXED AMOUNT OF ANNUAL ENERGY SAVINGS AND YOU ARE REQUIRED TO REFUND YOUR CUSTOMERS IN THE EVENT OF A DEFICIT IN SUCH AMOUNT. EXPLAIN TO US HOW YOU CONSIDERED THESE TERMS IN YOUR DETERMINATION OF HOW TO RECOGNIZE REVENUES AND YOUR APPLICATION OF SAB TOPIC 13.

	6. The Energy Service Agreement that was provided to the Staff as supplemental material is no longer used by National Energy in that form. Accordingly, the determination as to whether the guarantee of annual savings should affect the Company's reported revenues is made only with respect to contracts made in prior periods that remain in effect. For a number of reasons, not least of which is the explosive rise of energy prices in recent periods, National Energy has never been required to pay a refund due to a deficit in the annual savings guaranteed to a customer. Based on that experience, National Energy has determined that no reserve is required by the existence of that provision in certain contracts.

Provision for Bad Debt, page F-16
---------------------------------

        7. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT FIVE AND WILL MONITOR YOUR AMENDMENT TO FORM 10-KSB FOR COMPLIANCE.

	7. The revised note disclosure regarding receivables is set forth at page F-12 of the 2005 10-KSB.


Note 4 Notes Receivable - Other, page F-17; Note 8 Long-Term Debt, page F-19
----------------------------------------------------------------------------

        8.  WE HAVE READ AND CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT
            SIX. WE NOTE THAT YOU RELIED ON EITF 99-19 FOR REPORTING INTEREST INCOME AND EXPENSE RELATING TO THE FINANCING PROVIDED BY PP&L AND CHARTER (THE "LENDERS"). PLEASE NOTE THAT PARAGRAPH FOUR OF EITF-99-19 EXCLUDES LENDING TRANSACTIONS FROM ITS SCOPE TRANSACTIONS.
            IN THIS REGARD, WE NOTE YOUR ASSERTION TO THE EFFECT THAT NESC'S PAYMENT OBLIGATION TO THE LENDERS IS NOT CONTINGENT ON ACTUAL PAYMENT BY THE CUSTOMER AND, PER YOUR MASTER AGREEMENT WITH THE LENDERS (SUPPLEMENTAL MATERIAL), IRRESPECTIVE OF ANY VARIATION IN THE AMOUNT OF MONTHLY ENERGY SAVINGS CALCULATED TO BE AVAILABLE TO THE CUSTOMER. PLEASE REVISE THE FINANCIAL STATEMENTS AS APPROPRIATE AND ADVISE US.

	8. As requested, the financial statements in the 2005 10-KSB have been revised to remove from the balance sheet the obligations and receivables that arose from transactions financed by Charter Management LLC.

        9. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT SEVEN AND WILL MONITOR YOUR AMENDMENT TO FORM 10-KSB FOR CLARIFICATION OF YOUR CONSIDERATION OF FIN 45 AS IT RELATES TO THE FINANCING PROVIDED BY CHARTER.

	9. Note 14 has been added to National Energy's financial statements to set forth its modified policy regarding the obligations and receivables resulting from Charter financing. The Note appears at page F-17 of the 2005 10-KSB.

        10. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT EIGHT AND WILL MONITOR YOUR AMENDMENT TO FORM 10-KSB FOR CLARIFICATION OF YOUR CONSIDERATION OF FIN 45 AS IT RELATES TO THE FINANCING PROVIDED BY PP&L.

	10. National Energy's accounting for its relationship with PP&L is set forth in Note 7 on page F-13 of the 2005 10-KSB.

Form 10-QSB for the quarterly period ended July 31, 2005
--------------------------------------------------------

         11.  WE HAVE READ AND CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT
              10. IT APPEARS THAT THE BAD DEBT RESERVE AND THE BANKRUPTCY RESERVE WERE RECORDED AS ASSET AND EXPENSE, RESPECTIVELY. PLEASE ADVISE US AS TO WHETHER OR NOT OUR UNDERSTANDING IS CORRECT. ASSUMING THAT IT IS, PLEASE EXPLAIN TO US YOUR BASIS IN GAAP FOR RECORDING THE BAD DEBT RESERVE AS AN ASSET RATHER THAN AN EXPENSE.

	11. The agreements that National Energy made with PP&L regarding the bad debt and bankruptcy reserves allowed National Energy the opportunity to recover some of the funds, provided that none of the customers that were the subject of the reserves defaulted on its open balance. Hence, due to the uncertainty of the total amount of bad debt that could be realized, the Company established a reserve as an asset, and was systematically writing off the balance over the length of the contract. However, as of October 31, 2005, National Energy was notified that several customers had defaulted (or were in the process of defaulting). At that point in time, therefore, the Company wrote off the balance of the reserve and charges the amount of the write off to operations.

                                            Sincerely,

                                            /s/ Robert Brantl
                                            -----------------
                                            Robert Brantl